Exhibit 3

BAJA MINING CORP.

Management Discussion and Analysis

YEAR END REPORT – December 31, 2006

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the year ended December 31, 2006. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2006, all of which are available at the SEDAR website at www.sedar.com.  This MD&A is current as of March 29, 2007.

Restatement

The audited December 31, 2005 and the year then ended financial statements have been restated.  Please see note 2 of the December 31, 2006 financial statements and page 23, disclosure controls and procedures, and page 24, internal controls over financial reporting, in the MD&A for additional information.

Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp. (the “Company”) is involved in the development of the Boleo copper-cobalt-zinc-manganese deposit, Mexico. The Company commenced operations upon incorporation in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation (“Mintec”). The business combination resulted in a change of control of the Company whereby Mintec was deemed to be the acquirer. The transaction was accounted for under the purchase method, on a reverse take-over basis (“RTO”). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), owns a 100% interest in a copper-cobalt-zinc-manganese mineral deposit (the Boleo property). Since the completion of the above-mentioned business combination, the Company has been focused on completing a Definitive Feasibility Study (“DFS”) on the Boleo property.

The Company continues to march towards completion of the DFS.  We completed the in-fill drill program, interim resource model, interim 20 year mine plan and filed the Updated preliminary economic assessment.  The Company is close to completion of all its offering documents for primary debt but was delayed by over a month in the receipt of the final resource model.

With the resource model now completed we expect to complete the bank commitments and the DFS in the second quarter of 2007.

The Boleo Project

The Boleo property is located on the east coast of Baja California Sur, Mexico near the town of Santa Rosalia, some 900 kilometres south of San Diego.  The deposit contains seven (7) mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting. Over the last thirteen years, approximately CAD $58 million has been spent on exploration, pre-feasibility studies, a pilot test plant and the current DFS on the Boleo Project.

The Boleo property consists of roughly 11,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as a contiguous titled block.  The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve.  The required Environmental Impact Manifest (EIM), submitted in early 2006, was approved by the Mexican authorities in December 2006. A fully executed agreement was received by the Company in January 2007 allowing the project to be built and to operate in the biosphere.

The Boleo project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines feeding ore to a processing plant utilizing a two stage leaching circuit followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as metal and zinc as zinc sulphate.

The Company released the results of the Updated Preliminary Economic Assessment (“Updated PEA”) for the Boleo project on February 7, 2007.

The Company is now currently finalizing the DFS on the Boleo property, under the direction of Bateman Engineering Inc. Canada (“Bateman”), with assistance primarily from Bateman’s office in Brisbane, Australia and Wardrop Engineering of Vancouver (“Wardrop”), to confirm the viability of placing such property into production to produce copper metal, cobalt metal, or an intermediate cobalt product (such as cobalt carbonate) for further processing off-site, zinc sulphate and an intermediate manganese product such as manganese carbonate or manganese sulphate.  All technical work in regard to the process plant for the definitive feasibility study was completed in July 2006 (although certain technical reports remain outstanding). In-fill drilling to enhance mineral resources to “Measure and Indicated Resources”, has, delayed completion of the mine design until early 2007 and accordingly the Definitive Feasibility Study is expected to be delivered in the second quarter of 2007.

Current Development in the year ended December 31, 2006

Updated Preliminary Economic Assessment

On February 7, 2007 an Updated PEA1 of the El Boleo Project was announced and was dated January 31, 2007.

The update incorporates the results of 20,000 metres of a 38,000 in-fill drilling program.  The 20,000 metres of drilling was completed in early October 2006 as well as the capital cost estimate that has been prepared by Bateman and Wardrop for the process plant.

The drill program continued through to the end of December 2006 and assay results from the remaining 18,000 metres of the program have now been received and are being incorporated into the DFS that is anticipated to be completed in the second quarter of 2007.   The capital costs of the DFS is expected to materially change from that of the Updated PEA.

The Resource Estimate included in the Updated PEA have been updated by Hellman & Schofield Pty Ltd (“H&S”) to include the results of the 20,000 metres of drilling of a  38,000 in-fill drilling program. Using the H&S model, the underground mine plan has been developed by Agapito Associates, Inc.

1 The Updated PEA is contained within a National Instrument 43-101 report dated January 31, 2007entitled “A Updated Preliminary Assessment of El Boleo Copper Cobalt Project”, Baja California South, Mexico, prepared for Baja Mining Corp. by independent Qualified persons, William Yeo, MAusIMM, PhD., of Hellman & Schofield, John Wyche, MAusIMM, MMICA, CPEng, of AMDAD, Michael Holmes, MSAIMM, PEng., of Bateman, Eric Norton, BASc, P.Eng., Scott G. Britton, P.Eng., Tim Ross, P.Eng., SME Registered Member, of Agapito Associates Inc. and Don Hunter, FAusIMM, MIOM,CPEng, C.Eng. (the “Bateman Preliminary Assessment”). The Updated PEA contained in the Bateman Preliminary Assessment was prepared by Eric Norton, Vice-President of the Company and a non-independent Qualified Person. The PEA was reviewed by Don Hunter, FAusIMM, MIOM,CPEng, C.Eng., to provide for necessary independence under N.I. 43-101.  The entire report is available under the Company’s profile at www.sedar.com or on its website www.bajamining.com.

(“AAI”) of Grand Junction, Colorado, and the open cut plan has been developed by Australian Mine Design and Development (“AMDAD”) of Sydney, Australia.

Highlights:

•

Project economics are robust using conservative long term metal prices of US$1.25/lb for copper, and US$12.00/lb for cobalt;

•

Cash cost of production of copper averages US$0.15/lb, net of (cobalt and zinc but not including manganese) by-product credits, for the 19 years after the start-up year;

•

The 20 year project IRR (after taxes) is 19.0%;

•

The after tax NPV (using an 8% discount rate) is US$333 Million (Cdn$392 Million).  The Company currently has 108 million shares outstanding;

•

If current metal prices were used, the IRR would be 40.6% and NPV would be US$1,457 million

•

Annual metal production in the first four (4) full years of production (following the start-up partial year of 2009) averages 52,700 tonnes of copper cathode, 2,200 tonnes of cobalt cathode, and 10,000 tonnes of zinc contained in zinc sulphate monohydrate;

•

Production of manganese carbonate remains an opportunity to enhance project economics;

•

Project economics have been modeled for the first 20 years.  A total of 58.5 million dry tonnes of ore will be processed during this period. Current measured and indicated resources total 232.8 million dry tonnes, with a further approximately 200 million dry tonnes of inferred resource, leaving a large resource available for further development in the long term;

•

An early start-up of the copper production circuit will provide revenue during the construction of the cobalt and zinc recovery circuits, reducing the financial risk;

•

The project does not require external infrastructure support and produces all of its own requirements for power and desalinated water.

•

The project will create over 600 full time jobs for the community of Santa Rosalia.

Resource Model

In 2006, using the results of 20,000 metres of drilling of a  38,000 in-fill drilling program, geological consultants, H&S produced a comprehensive resource model of the El Boleo deposit using two specific modeling approaches, namely a seam modeling approach for underground mine design and a 3D-block model approach for open-cut design.  Statistical analysis of the assay data from each manto showed that the histograms of Cu, Co, Zn and Mn were not highly skewed, indicating that ordinary kriging was an appropriate estimation method.

The reported Measured, Indicated and Inferred resource estimates for all mantos, based on Copper equivalent cut-off grades (defined as CuEq = Cu + 12Co/0.95 + 0.45Zn/0.95)1 at grade thresholds of 0.5% and 1.0% CuEq are shown in the table below:

Resource		Cu Equiv Cut-off Grade
		0.50%	1.00%
Measured	Tonnes (106)	59.4	53.2
	Cu Equiv%	2.15	2.30
	Cu%	0.86	0.94
	Co%	0.088	0.091
	Zn%	0.46	0.48
	Mn%	2.77	2.87

Indicated	Tonnes (106)	173.4	128.3
	Cu Equiv%	1.72	2.05
	Cu%	0.76	0.96
	Co%	0.055	0.064
	Zn%	0.54	0.60
	Mn%	2.74	3.06

Total M&I	Tonnes (106)	232.8	181.5
	Cu Equiv%	1.83	2.13
	Cu%	0.79	0.96
	Co%	0.064	0.072
	Zn%	0.52	0.56
	Mn%	2.75	3.00

Inferred	Tonnes (106)	202.6	114.3
	Cu Equiv%	1.32	1.76
	Cu%	0.46	0.66
	Co%	0.043	0.055
	Zn%	0.65	0.88
	Mn%	2.67	3.38

1.   Mn is not considered in the equivalency formula.

Project Economics:

Project economics are presented for three cases: the Base Case; the "5 Year Average (3 year trailing plus 2 year leading) Price" case; and the "Current Price" case.

Base Case: To generate commercially sound long-term plans for the Boleo project, the Base Case economics for the project have been developed using conservative long-term metal prices of $1.25 per pound of copper, $12.00 per pound of cobalt, and $950 per metric tonne of zinc sulphate monohydrate.

As the start-up date of the project is relatively well defined and in the near future (Q2 of 2009), the LME five (5) year forward price curve for copper has been used for pricing in the first three (3) years of production with an extrapolated transition to the long term price in the fourth year.  Those prices (as of January 25, 2007) are $2.20 in 2009, $1.95 in 2010, and $1.75 in 2011.

5 Year Price Case: For comparison purposes the project economics are also shown using the weighted average 3 year trailing/2 year leading price for copper and cobalt ($2.20/lb and $16/lb).

Current Price Case: The Base Case prices are considerably lower than current prices, which as of the end of January 2007 are approximately $2.50, $26.00, and $1,500, respectively. A Case is shown using current prices but the Company does not expect that current prices will be sustained over the long term and the case is shown for comparative purposes only.

The project economic analysis is presented on a 100% equity financed basis.

Project Economic Summary
	Base Case	5 year prices	Current Prices
IRR – pre-tax	23.1%	35.9%	48.0%
IRR – after tax	19.0%	30.2%	40.6%
NPV* @ 0% Discount rate	$1,002	$2,243	$3,455
NPV @ 6% Discount rate	$446	$1,115	$1,787
NPV @ 8% Discount rate	$333	$891	$1,457
NPV @ 10% Discount rate	$243	$713	$1,195

*Note: all NPVs are After-Tax, and US$ Millions.

Sensitivities:

The project is most sensitive to 4 key variables:  Copper price, Cobalt price, Capital Costs, and Operating Costs.  The sensitivity of the After-Tax IRR and NPV (at 8% discount rate) relative to the Base Case are shown in the table below to indicate the effect of + or – 10% changes in the key variables.

	After Tax IRR			After Tax NPV @ 8% ($Millions)
	-10%	Base Case	+10%	-10%	Base Case	+10%
Copper price	16.0%	19.0%	21.7%	$236	$333	$420
Cobalt price	18.1%	19.0%	19.9%	$298	$333	$367
Capital Cost	21.5%	19.0%	16.6%	$375	$333	$283
Operating Cost	20.7%	19.0%	17.1%	$396	$333	$266

Opportunities:

Several opportunities exist that could further enhance the value of the project.  Some, such as tax rates, are beyond the control of the Company but others will continue to be examined while the DFS is being completed and beyond.

1.

Mining:  Incorporation of the remaining 18,000 metres of in-fill drill data may positively impact the Resource Model and the mine plans.  The mine plans that have been used in this PEA are considered to be conservative.

2.

Contract Mining:  Discussions are being held with potential contract miners that could result in more efficient operation of the open cut orebodies, the limestone quarry, and construction of the tailings dam.

3.

Manganese production:  The production of manganese carbonate would require very little additional capital (about $20 Million).  It has not been included in this PEA, however, since the market is not as well defined as other base metals and including it at this time would increase the financial and technical risk of the project. Manganese carbonate can be used as an intermediate product for processing into other manganese products with higher values, such as electrolytic manganese dioxide and manganese sulphate.  “Expressions of Interest” have been received from potential off-take parties for the manganese carbonate and the possibility of production will continue to be reviewed.  If an average selling price of $400/t of manganese carbonate is achieved the NPV8 of the project could be enhanced by $110 Million and the Cash Cost of Copper, net of byproduct credits, would be reduced by $0.25/lb to a negative $0.10/lb.

4.

Sulphur Pricing:  One of the largest operating cost components of the project is the delivered price of sulphur.  It is assumed, for this evaluation, that sulphur is sourced in the southern USA and transported by rail to the port of Guaymas and barged across the Sea of Cortez to Santa Rosalia.  An alternate proposal is being reviewed which could significantly reduce the delivered cost.  It is expected that the review of the alternatives will be complete and available for inclusion in the Definitive Feasibility Study.

5.

Tax Rates:  The current corporate income tax rate in Mexico is 28% and this rate has been used for the project evaluation.  The rate has been decreasing at a rate of 1% per year and it has been stated that the objective is to continue reducing it until it reaches 25%.  However, this legislation has not been passed by the current Congress and it has not been assumed for this evaluation.  Application of a 25% tax rate would increase the NPV8 of the project by $21 Million.

6.

Diesel price:  The diesel price used in this evaluation is $0.50/litre, the current price.  Mexican legislation allows for a rebate of the Mexican IEPS tax that is built into the price for the non-mobile (movement of people) use of diesel, and this project would qualify for that rebate.  The rebate rate is set monthly, and is normally approximately 30%.  For the recent few months the rate has been set at 0% and we have assumed that it will remain at 0%.  If the rebate was to be re-enacted the NPV8 of the project would increase by $12 Million.

7.

Minor metals:  The Boleo deposit contains trace amounts of high value minor metals such as Indium, Germanium, Gallium and Rare Earth metals.  The possible recovery of these elements will continue to be investigated.

Phase 2 test mine demonstrates potential for high productivity underground mine

The primary purpose of the second mine trial was to document roof bolting production rates utilizing specialized roofbolting equipment in the Boleo clay and sandstone roof conditions. The initial mine trial was unable to take advantage of modern roofbolting technology. Additionally the production rate of the continuous miner was less than expected due to mechanical failure of its conveyor system. Consequently during the initial mine trial, roofbolting and excavation production rates did not meet expectations. This second mine trial was organized to provide a more accurate estimate of underground production rates for the Boleo property.

The second mine trial demonstrated that with appropriate roofbolting equipment, and the use of modern continuous mining machines, production rates should be achievable that can meet the initial designed plant process rate of 2.6 million dry tonnes of ore per year and, with a proportional increase in equipment and staffing, meet the 3.1 million dry tonnes of plant feed currently scheduled for later years.

Environmental Permits

The Mexican Federal Environmental Agency (Secretaria de Medio Ambiente y Recursos Naturales – “SEMARNAT”) has approved the Environmental Impact Manifest (“Manifestación de Impacto Ambiental - “MIA”) for the Company’s El Boleo copper-cobalt-zinc-manganese Project.

This approval allows the company to start construction and operation activities at the Boleo Project and is the key step to obtaining other required permits.

Prior to the initiation of exploration or construction activities, all mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT. This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction. The Company’s Environmental Impact Manifest (“MIA”) was filed with SEMARNAT on May 8, 2006 and final approval to the MIA was received from SEMARNAT on December 7, 2006.

Establishment of Trust Fund for Conservation

The Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the "Buffer Zone" of such Biosphere. The compensation fund commenced with a payment of US$100,000 on January 31, 2007 and the issuance of three Special Warrants for an aggregate of 180,000 Common Shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provision for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.  The warrants have created a liability recognized on issuance in 2007 of $47,582.

The establishment of an environmental compensation agreement was a condition under which SEMARNAT approved the Environmental Impact Manifest for the Company’s El Boleo copper-cobalt-zinc-manganese Project. The Agreement was executed with CONANP, Minera y Metalurgica del Boleo, S.A de C.V. (the Company’s wholly owned Mexican subsidiary), and ECOBANCA, Association Civil (a Mexican non-profit organization). Under such agreement, the parties have agreed to create a "Technical Subcommittee", to manage the resources committed under the agreement and to establish and supervise a work program within the El Vizcaino Biosphere. Baja Mining, or its subsidiary, will have a representative on the Technical Subcommittee.

Management and Personnel Additions and Changes

The appointment of:

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Eric Norton, P.Eng initially as Director of Project Development and subsequent promotion to V.P. Project Development and Operations;

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Scott G. Britton, P.Eng., appointment as General Manager – Mining;

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William Murray, P. Eng., promotion to the new position of Vice President - Corporate Development;

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Kendra Greenslade, promotion to Corporate Secretary;

•

Rowland Wallenius, CA, appointment as Controller;

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Terry Hodson, P. Geo, appointment as General Manager – Geology; and

•

Michel Laflamme, appointment as Director, Supply Chain (effective April 1, 2007).

Form 20F Registration Statement Cleared

On January 15th, 2007 we were advised by the United States Securities and Exchange Commission (“SEC”) that it has cleared all comments related to the Registration Statement filed by the Company on Form 20-F. The Registration Statement may be reviewed in its entirety under the Company’s profile under the US Securities and Exchange Commission website at www.sec.gov/edgar.shtml.

The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934, as amended, and renders the shares eligible for listing in the United States. The Company’s common shares are not currently listed for trading on any exchange in the United States.

Graduation to Toronto Stock Exchange

On February 6, 2007 the Company ceased trading on the TSX Venture Exchange and on February 7, 2007 commenced trading on the Toronto Stock Exchange (“TSX”). The ticker symbol remains BAJ.

Selected Annual Information

The following financial data is selected financial information for the Company for the three most recently completed financial years ending December 31, presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

	2006	2005 (restated)	2004
Total revenues	$ -	$ -	$ -
Loss for the year	$(23,222,789)	$(7,396,731)	$ (5,391,685)
Basic and diluted loss per share for the year	$(0.24)	$(0.11)	$(0.10)
Total assets	$ 12,421,812	$ 4,377,132	$ 6,355,007

Financial year 2006 compared to financial year 2005

During 2006 the Company increased exploration activities significantly over 2005.  The Company engaged in an extensive 38,000 metre drilling program, completed the majority of the work required to complete the DFS, built and tested a pilot plant and hired significant mining and managerial experience, who were issued stock options with a significant value.  This resulted in almost four-fold increase in exploration expenditures of $19,827,154 (2005- $5,322,656 (restated)) and over three-fold increase in loss for the year of $23,222,789 (2005-$7,396,731 (restated)).

Financial year 2005 compared to financial year 2004

The Company recorded a loss in 2005 of $7,396,731 - restated ($0.11 loss per share) compared to a loss in 2004 of $ 5,391,685 ($0.10 loss per share). The increased loss in 2005 was primarily attributable to the increase in exploration expenditure after the business combination the previous year.  The most noticeable increases were, feasibility study expenditures of $1,206,270 (2004 - $507,930) and drilling expenditures of $706,062 (2004 – $128,071).

Results of Operations

Comparison of December 31, 2006 to December 31, 2005

Operations

The Company is still at the exploration stage at its Boleo Project and has no revenue generating activities. For the year ended December 31, 2006, the Company recorded a loss for the year of $23,222,789 (2005 - $7,396,731 (restated)) or $0.24 (2005 - $0.11) loss per share. The results are representative of the significant increases in exploration activity and the increased administrative support compared with the same period in 2005.

Exploration Expenses

The Company incurred $19,827,154 in exploration expenses during the year ended December 31, 2006 (2005 - $5,322,656 (restated)).  This increase is the result of the following significant changes:

•

Camp, general and travel, including increased site costs and significantly increased travel to the site required during drilling reviews, DFS reviews, test mine reviews, pilot plant reviews and site maintenance, incurring total costs during the year ended December 31, 2006 of $1,047,456 compared to $471,457 during the year ended December 31, 2005, an increase of $575,999;

•

Concession and claim fees, a decreased of $136,444 as a result of changes in the Mexican concession rules regarding the age of the titles.  This change benefited us without affecting our claims.  Fees during the year ended December 31, 2006 were $47,968, compared to $184,412 the previous year ended December 31, 2005.

•

Drilling, including an extensive 38,000 metre drilling program, incurring total costs during the year ended December 31, 2006 of $4,799,385 compared to $706,062 during the year ended December 31, 2005, an increase of $4,093,323;

•

Feasibility studies, completion of the majority of the work required to complete the DFS, incurring total costs during the year ended December 31, 2006 of $4,447,721 compared to $1,206,270 during the year ended December 31, 2005, an increase of $3,241,451;

•

Geological and environmental, increased work required with the completion and acceptance of the Company’s environmental manifesto and increased geological work, incurring total costs during the year ended December 31, 2006 of $674,085 compared to $425,153 during the year ended December 31, 2005, an increase of $248,932;

•

Pilot plant costs, built and tested a phase 2 pilot plant, incurring total costs during the year ended December 31, 2006 of $3,257,312 compared to $705,870 during the year ended December 31, 2005, an increase of $2,551,442;

•

Professional and consulting fees, increased use of external and management consultants to lead, perform tasks, assist, participate in, provide insight, review and comment on the exploration, Updated PEA and the DFS, incurring total costs during the year ended December 31, 2006 of:

o

Related party, $544,107 of fees to management and Company officers compared to $329,112 during the year ended December 31, 2005, an increase of $214,995;

o

Other, $864,817 compared to $438,421 during the year ended December 31, 2005, an increase of $426,396;

•

Wages and subcontracts, hired significant mining and managerial experience with two new mining executives in the second quarter of 2006 and hired miners in Mexico to conduct the test mining, incurring total costs during the year ended December 31, 2006 of $527,914 compared to $NIL during the year ended December 31, 2005; and

•

Stock-based compensation, new and existing mining and managerial personnel were issued stock options with a significant value fair value, additional fair value related to the September 2005 re-priced options, requiring disinterested shareholder approval that was not received until June 2006, incurring total costs during the year ended December 31, 2006 of $3,244,487 compared to $495,515 (restated) during the year ended December 31, 2005, an increase of $2,748,972.

The Company is completing the DFS which will be published during the second quarter of 2007 and we expect it to confirm the update PEA.  Expenditure levels during the first quarter of fiscal 2007 are anticipated to remain at 2006 levels for the costs related to the feasibility study, professional fees, wages, and geological and environmental work, but we expect reductions in costs for drilling, as this was complete in January 2007, pilot plant costs, as this was completed in 2006, and stock option expense, as their were only 200,000 stock options issued in 2007.  The Company will then use the DFS to secure financing of the El Boleo project.  Although the Company is optimistic about the project financing we have not received any written commitments or undertaking at filing, and there is no guarantee the Company will be able to secure any financing.  The outcome of the various project financing negotiations will dictate the expenditure levels during 2007 as the Company plans on moving into development and construction during 2007.

General and Administrative Expenses

General and administrative expenses for the 2006 financial year were $3,961,768, an increase of $1,869,169, compared with the previous year of $2,092,599 (restated).  The increased costs represented the increased support required of the growing Boleo project, the increased regulatory costs associated with increased regulatory requirements in Canada and now the United States as the Company enters the US regulatory arena and the support required as the company completed the Updated PEA and works towards finalizing the DFS.  The increased costs are outlined as follows:

•

Audit and legal fees: $259,696 (2005 - $271,838), the decrease is a result of a 2004 audit fee under accrual increasing the 2005 provision by approximately $30,000.  Allowing for the under accrual, the legal and audit fees during the year ended December 31, 2006 and 2005 increased due to listing the Company as a Tier 1 filer on the TSX Venture Exchange, followed by listing on Toronto Stock Exchange and work on the filing and acceptance of US Form 20-F for US SEC regulatory approval;

•

Filing, exchange and transfer agent fees: $86,322 (2005 - $48,758), the increase resulted from the Company’s project activity, resulting disclosure requirements, financings and option and warrant conversions;

•

Directors fees, monthly fees for independent directors, totalling $42,500 during the year, became effective March 1, 2006;

•

management and consulting fees:

o

Related party, $165,000 (2005 - $122,933), related party management fees include part of the CEO’s fees relating to administration and fees paid to the managing director of Mexico;

o

Other $186,449 (2005 - $101,302), consulting fees were paid to financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project;

•

Office and general: $168,412 (2005 – $73,663), The increased activities and personnel required upgrades in operating leased office equipment, higher uses of office supplies and Spanish lessons to increase the effectiveness of personnel dealing in Mexico;

•

Stock based compensation: $1,996,339 (2005 - $858,515 (restated)), during the year ended December 31, 2006, the Company granted 5,445,000 (2005 - 3,705,000) stock options to directors, employees and consultants of the Company. The fair value of options granted was estimated using the Black-Scholes option pricing model.  The increased grants and the increased volatility of the Company’s common shares have dramatically increased the fair value.  Additional fair value also related to the September 2005 re-priced options, requiring disinterested shareholder approval that was not received until June 2006.  The stock expense has been allocated between administrative and exploration activities based upon the activities performed for the Company;

•

Travel: $186,839, (2005 - $35,810), travel has been allocated between exploration and administration based upon the purpose of the travel.  Travel to Mexico City, the El Boleo site and to various investor and trade shows in North American and Europe during the year was required for operational purposes, to secure funding, to increase the profile and investor awareness programs; and

•

Wages and subcontractors : $461,153 (2005 - $184,578), Costs have increased due to key additions of employees and the recruitment of additional administration staff as the Company moves to the next stage of the El Boleo project.

Other items

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Foreign exchange gain (loss): $60,995 (2005 – ($7,616)), resulting from all financing raised in CDN dollars with the years increased expenditures, there are significant payments required in Mexican Pesos and US dollars.  Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed.  The Company does not hedge its foreign currencies; and

•

Interest income: $505,138 (2005 - $26,140), The company invested the equity raised in 2006 in short term guaranteed term deposits, which generated significant interest during the year.

Comparison of December 31, 2005 to December 31, 2004

Operations

The Company was still at the exploration and development stage at its Boleo Project and has no revenue generating activities. For the year ended December 31, 2005, the Company recorded a net loss of $7,396,731 - restated (2004 - $5,391,685) or $0.11 (2004 - $0.10) loss per share. The results are indicative of the higher exploration and administrative activities in 2005 compared with the same period in 2004.

Exploration Expenses

The Company incurred $5,322,656 - restated in exploration expenses during the year ended December 31, 2005 (2004 - $3,825,698). With the completion of the $10 million financing in April 2004, the Company has been focused on completing the DFS and test mine on the Boleo property in Mexico. The majority of the exploration expenses in the current year related to environmental consulting, feasibility studies, drilling and other professional consulting fees in connection with the Boleo property.  The significant changes are:

•

Amortization in 2004 related entirely to non exploration equipment therefore all amortization was allocated to administration, while during 2005 $81,219 of the amortization related to exploration capital equipment;

•

Camp, general and travel, including increased site costs and travel to the site, incurring total costs during the year ended December 31, 2005 of $471,457 compared to $230,530 during the year ended December 31, 2004, an increase of $240,927;

•

Drilling, During 2004 was very minor and increased to assist to develop the resource, incurring total costs during the year ended December 31, 2005 of $706,062 compared to $128,071 during the year ended December 31, 2004, an increase of $577,991;

•

Feasibility studies, began in 2004 and work increased during 2005 to complete the DFS, incurring total costs during the year ended December 31, 2005 of $1,206,270 compared to $507,930 during the year ended December 31, 2004, an increase of $698,340;

•

Geological and environmental, increased environmental and geological work was required as the project developed, incurring total costs during the year ended December 31, 2005 of $425,153 compared to $238,738 during the year ended December 31, 2004, an increase of $186,415;

•

Metallurgical costs increased in 2005 as work on the process increased, incurring total costs during the year ended December 31, 2005 of $279,165 compared to $64,533 during the year ended December 31, 2005, an increase of $214,632;

•

Pilot plant costs, during 2004 the phase 1 pilot plant was designed and built while during 2005 was the beginning of the second, incurring total costs during the year ended December 31, 2005 of $705,870 compared to $1,364,224 during the year ended December 31, 2004, a decrease of $658,354;

•

Professional and consulting fees, increased use of external and management consultants to lead, perform tasks, assist, participate in, provide insight, review and comment on the exploration, and the DFS, incurring total costs during the year ended December 31, 2005 of:

o

Related party, $329,112 compared to $211,884 during the year ended December 31, 2004, an increase of $117,228;

o

Other, $438,421 compared to $337,925 during the year ended December 31, 2004, an increase of $100,496;

General and Administrative Expenses

General and administrative expenses for the 2005 financial year increased by $127,371 compared with the previous year. Increases were mainly in the following areas:

•

Amortization: $56,313 (2004 - $19,864) The increase is related to the acquisition of $599,385 of capital assets, of which $153,903 were in Canada, non-exploration, and $445,482 were in Mexico, exploration;

•

Audit and legal fees: $271,838 (2004 - $51,653) Comprised of the following: audit fees $89,271 (2004 - $33,311), accounting fees 35,078 (2004 - $Nil) and legal fees $147,489 (2004 - $18,342). Audit fees were underprovided for in the 2004 financial year resulting in additional charges in the 2005 financial year. Extensive legal costs were incurred relating to consultations with legal council regarding listing the Company as a Tier 1 filer on the Toronto Stock Exchange;

•

Management and consulting fees: $224,235 (2004 - $173,740) Consulting fees of $101,302 were paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project, and $122,933 paid to management and related parties of the Company;

•

Rent: $133,946 (2004 - $70,595) In July 2005 the Company relocated its Vancouver office to more spacious premises resulting in an increase in expenses;

•

Stock based compensation: $1,354,030 - restated (2004 - $817,324) During the year ended December 31, 2005, the Company granted 3,705,000 stock options to directors and consultants of the Company at an exercise price of $0.35. A further 1,350,000 stock options were granted to investor relations consultants at an exercise price of $0.35. The fair value of options granted was estimated using the Black-Scholes option pricing model. Accordingly, stock based compensation expenses in the amount of $954,030 have been recognised and charged to expenses, accounting for 12.9% of total expenses. The exercise price of stock options granted prior to September 15, 2005 was amended from $0.75 to $0.35, a portion of these re-priced options were subject to the approval of disinterested shareholders of the Company. A revaluation of options, granted but not yet exercised, and which are subject to this amendment, has been performed. An additional $400,000 (exploration - $80,000 and administration - $320,000) of stock based compensation was recorded based upon the fair value of the amendment.

•

Wages: $184,578 (2004 - $116,162) Due to recruitment of additional staff, payroll costs increased accordingly.

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

	Q1 Mar 31, 2005	Q2 Jun 30, 2005	Q3 Sep 30, 2005 restated	Q4 Dec 31, 2005	Q1 Mar 31, 2006	Q2 Jun 30, 2006 restated	Q3 Sep 30, 2006	Q4 Dec 31, 2006

Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(2,017,441)	$(1,496,227)	$(2,713,964)	$(1,169,099)	$(1,930,508)	$(8,327,621)	$(7,325,621)	$(5,639,039)
Basic and diluted loss per share for the period	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.08)	$(0.07)	$(0.06)

General Discussion of Quarterly Results

Loss for the periods

The Company carried out exploration activities on the Boleo property in Mexico during all eight quarters.  The Company raised equity financing to support the exploration costs.  In 2006 the Company committed to raise the funds required to complete the DFS and in April 2006 raised $23 million in an equity issue.  This resulted in a significant increase in expenditures over the final three quarters of 2006 compared to the previous five quarters.  The funding resulted in completion of drilling to complete the resource model, completion of the Updated PEA and the expected publishing of the DFS in the second quarter of 2007.

Fourth Quarter results

The Company completed the first test mine, the pilot plant and began drilling prior to the fourth quarter.  However, during the fourth quarter the Company focused on completing the remaining drilling, delayed in September and early October by torrential flooding as a result of the rainfall from a category 5 hurricane in the Baja, and work associated with completion of the DFS, including the final test mine.

The perceived significant drop in exploration and administration expenditures during the fourth quarter is largely due to the issuance of 2,950,000 stock options in July 2006 and the resulting non-cash stock-based compensation expense recorded of $2,515,358 compared to the fourth quarter of $593,742.  When you compare the cash flow from operations before changes in working capital, Q4 $4,885,247, Q3 $4,766,397, Q4 is slightly higher, showing that we have continued to move forward towards the completion of the DFS.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions.  However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2006 was $10,060,278 compared with working capital of $2,567,310 as at December 31, 2005, an improvement of $8,038,968.  During the year ended December 31, 2006 the Company raised $25,340,251 (2005 - $4,819,709, 2004 - $8,952,375) in private placements, net of share issue costs, and through the exercise of warrants and options. The Company used $17,529,813 (2005 – $6,722,805, 2004 - $3,025,088) in operations, attributed to significantly higher exploration expenditures, development of a test mine operation, completion of the pilot plant and significant work towards completions of the DFS, and purchased an additional $159,407 (2005 - $599,385, 2004 - $104,392) in property, plant and equipment.

The Company’s cash and term deposit position as at December 31, 2006 was $10,349,929 compared with $2,760,084 as of December 31, 2005, an increase of $7,589,845.  The Company has $1,139,707 (2005 - $453,315) of current liabilities, an increase of $686,392 from the prior year. The increase is the result of higher monthly activity of the Company during 2006.

The current obligations of the company are expected to be funded through existing cash and term deposits.

As at December 31, 2006, the Corporation had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$400,285	$115,575	$207,062	$77,648	Nil
Contract obligations[2,3]	$1,407,600	$1,023,600	$384,000	Nil	Nil
Purchase obligations[4]	$524,000	$524,000	Nil	Nil	Nil
Other long term liabilities	Nil	Nil	Nil	Nil	Nil
Total	$2,331,885	$1,663,175	$591,062	$77,648	Nil

1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051.  The Company has also committed to two operating leases for office space in Mexico City, expiring on June and August 2007.  The combined monthly lease is 16,800 Pesos (CDN$1,800).

2

The Company signed an agreement with Bateman Engineering Pty Ltd. (“Bateman”) to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $12.5 million. The definitive feasibility study is scheduled to be completed in 2007 and the agreement may be terminated upon thirty days written notice. As at December 31, 2006, the Company has paid or accrued a total of approximately $11.8 million (2005- $3.2 million) under the agreement, for a remaining terminable commitment of $0.7 million (2005 - $5.7 million).

3

During 2004 and 2006, the Company signed a number of management consulting agreements with directors and officers of the Company with future commitments for 2007 to 2009 aggregating $707,600.

4

On July 28, 2006 the Company acquired an option to purchase four diesel generators for US$600,000.  A refundable deposit of US$150,000 has been paid, with the remaining US$450,000 due when the equipment is delivered, but no later than June 30, 2007.

Capital Resources

The Company’s primary capital asset is the mineral property El Boleo, which is discussed in detail in the section, Overall Performance.

We will require additional capital to fund our business activities during the next twelve months, as we anticipate moving into the construction phase of the El Boleo project during the year. We have no revenue from operations and do not expect to generate any revenue from operations in the foreseeable future.  The Company expects to raise the required capital through a combination of debt and equity financing.  The Company has commenced a process of discussions with various financial intermediaries.

While current cash reserves are expected to last through to completion of the DFS we will be required to fund the project capital costs.  The capital costs, as published in the Updated PEA, have been prepared by Bateman, Wardrop,  AMDAD, AAI and the Company.  The estimated Direct Capital cost of the project, excluding working capital requirements, is $397 Million.  The total project cost, including Engineering, Procurement, and Construction Management, Owner’s Costs, and 12.5% Overall Contingency is $540 Million.  A summary of capital costs is listed below:

Project Area	Capital Cost
Mining & Tailings	$50,402,773
Process Plant	$201,279,013
Services & Infrastructure	$128,868,557
Buildings	$16,942,291
Direct Field Costs	$397,492,633
EPCM	$45,433,333
Owners Costs	$35,681,264
Contingency	$62,040,779
Total PEA value	$540,648,009

Outside of the construction costs of the Boleo project, outlined above, we anticipate or have committed to the following expenditures over the next 12 months:

•

Complete definitive feasibility study on the Boleo Project approximately $1,300,000;

•

Contingency costs related to the Boleo Project of approximately $200,000;

•

Creation of an environmental trust fund for the Boleo Project $116,000;

•

Permitting activities on the Boleo Project of approximately $200,000;

•

Purchase of four diesel generators approximately $524,000;

•

Wages, management fees and subcontracts of approximately $2,600,000

•

General and administrative expenses, including travel, of approximately $2,100,000.

During the financial year ended December 31, 2006, the following equity financing was completed:

In April 2006, a brokered private placement of 25,555,556 units at $0.90 per unit, realizing gross proceeds of $23,000,000 was completed. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.25 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $2.50 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares was determined using the Black-Scholes pricing model. The fair value of the 25,555,556 shares was estimated to be $17,634,879. Agent’s, finders and other fees and costs relating to this issue amounting to $1,399,271 were paid in cash.  Additionally, the agents were granted 983,993 warrants, representing 5.5%, of units placed by them, entitling the holder to acquire one share at $0.90 within two years of issue,   extended  to  five  years  on  Augusts 25,  2006 as the Company achieved Tier 1 status  (fair value $1,308,952).    The pro rata issue costs of, $2,076,487 were charged to share capital.

During the financial year ended December 31, 2005, the following share placements were completed:

i)

March 2005 - a private brokered placement of 2,000,000 units at $0.60 per unit, realizing gross proceeds of $1,200,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.15 within two years of issue.  The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $308,652. The expiration date for the warrants has been extended to five years on August 25, 2006 as the Company achieved Tier 1 status, on the TSX Venture, prior to expiry of the two-year term. Agents’ fees relating to this placement amounted to $92,500 settled in cash.  During 2006, the Company achieved Tier 1 status on the TSX Venture.  At this time, all the warrants had been exercised, therefore, no extensions were made for the warrants.

ii)

March 2005 - a private non-brokered placement of 100,000 units at $0.60 per unit, realizing gross proceeds of $60,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.15 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $15,435.  The expiration date for the warrants has been extended to five years on August 25, 2006 as the Company achieved Tier 1 status, on the TSX Venture, prior to expiry of the two-year term.

iii)

November 2005 - a private non-brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue.  The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $95,876.

iv)

December 2005 - a private non-brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue.  The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $134,168.

v)

December 2005 - a private brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrants entitles the holder to acquire one share at $0.45 within two years of issue. Agent’s fees relating to this issue amounted to $33,750 settled in cash.  The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $64,919.

vi)

December 2005 - a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. Each unit consists of one share and one half-share purchase warrant. One share purchase warrants entitles the holder to acquire one share at $0.45 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $341,180.  Agent’s fees relating to this issue amounted to $186,581 settled in cash. In addition, the agent was granted Agent's Options (“Agent's Option”) equal to ten percent of the number of units placed. Each Agent's Option will be convertible into one unit of the Company (“Agent's Units”) for a period of two years from the closing date, at a price of $0.35 per Agent's Unit. Each Agent's Unit is comprised of one share and one-half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share for a period of two years from the closing date, at a price of $0.45 per share.  The fair value of these units and warrants, using the Black-Scholes pricing model, was estimated to be $161,723.  During the year the holder exercised 346,036 warrants at $0.35 and was granted an additional 173,017 warrants at $0.45 with an expiry date of December 21, 2007. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $32,109, with the charge credited to contributed surplus.

The following weighted average assumptions were used for the additional warrants in 2006:  Risk free interest rate - 4.21%; dividend yield - Nil%; expected volatility - 89.5%; expected life of warrants - 1.5 years.

During the financial year ended December 31, 2004, the following share placements were completed:

i)

April 2004 - In connection with the acquisition of Mintec International Corporation, the Company completed a brokered private placement of 10,666,666 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share. In connection with the private placement, the Company paid the agent a 6% cash commission, a $48,000 corporate finance fee and granted the agent 533,333 non-transferable share purchase warrants, exercisable into 533,333 common shares at $0.75 until October 19, 2005.

ii)

April 2004 - The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15. In connection with the offering, the Company paid the agent a 6% commission of which $84,473 was in cash and the agent elected to receive 47,370 units for the balance of the commission), a $10,000 administration fee, issued the agent 30,000 units as a corporate finance fee and granted the agent 133,333 non-transferable share purchase warrants, exercisable into 133,333 common shares at $0.75 until October 19, 2005.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements.  Although we are currently seeking debt for project financing, we will continue to depend upon equity capital to finance our business activities.

Although management has successfully raised significant amounts of capital in the past, there are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the year ended December 31, 2006, the Company paid $709,107 (2005 - $452,045, 2004 - $362,157) in management and consulting fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.  The Company also paid $Nil, (2005-$32,754, 2004 - $226,640) in rent expense, legal fees and financing fees to related companies, which are controlled by directors and officers.

The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	2006 $	2005 $

Tek Terra Corporation	-	46,931
Minera Terra Gaia, S.A. de C.V.	-	11,570
Holmes Greenslade, a law firm of which an insider is a former partner	-	2,645

	-	61,146

The amounts are non-interest bearing, unsecured and are due on demand.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Change of Auditors

Due to a transaction between Staley, Okada & Partners (“Former Auditor”) and PricewaterhouseCoopers, LLP (“Current Auditor”), the Audit committee appointed PricewaterhouseCoopers, LLP as the auditor of the Company effective November 20, 2006.  As a result, we do not believe that the Notice of change of auditor required by National Instrument 51-102 part 4.11 is required.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties, approximate their fair values.  The Company has no concentration of credit risk.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

As at the date of this report the Company had an unlimited amount of common shares authorized for issuance, with 109,103,977 issued and outstanding.  The Company had 9,390,000 outstanding stock options.  The Company also had 22,450,586 in outstanding warrants available to be exercised.

Between January 1, 2007 and the date of filing, the Company granted 200,000 additional stock options to a new employee of the Company, and 750,000 options were exercised at $0.35 for gross proceeds of $262,500.

Between January 1, 2007 and the date of filing, an additional 469,960 warrants were exercised, between $0.45 - $1.25, for gross proceeds of $343,489.  No additional warrants were issued.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.  Significant estimates critical to the Company include the recoverable amount of mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset Retirement and reclamation costs

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value.  The liability is accreted over time through periodic charges to earnings.  A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be estimated.

Stock based compensation

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. In terms of this amended standard, all stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Compensation costs attributable to share options granted are measured at a fair value at the grant date and charged to operations over the vesting period. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital.

New Canadian Accounting Pronouncements

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual consolidated financial statements and the Company also has the option to adopt U.S. GAAP at any time prior to the expected conversion date. Accordingly, it would be premature to assess the impact of the initiative, if any, on the Company at this time.

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board (AcSB) has issued five new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise five handbook sections:

CICA Section 3855 – Financial Instruments – Recognition and Measurement

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is settled.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and will be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

CICA Section 3865 – Hedges

This standard provides optional alternative treatment to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It will replace Accounting Guideline 13 (AcG 13) – Hedging Relationships, and build on Section 1560 – Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Retroactive application of this Section is not permitted.

CICA Section 1530 – Comprehensive Income

This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

CICA Section 3862 – Financial Instruments – Disclosures

This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

CICA Section 3863 – Financial Instruments – Presentation

This standard establishes presentation guidelines for financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA sections 3855, 3865 and 1530 are effective for the Company on January 1, 2007,  At this time we do not anticipate any material impact on the opening balances of the Company at January 1, 2007, however, we are unable to quantify the impact these sections will have on the Company going forward.

CICA sections 3862 and 3863 are effective for annual and interim periods beginning on January 1, 2008.

Accounting Changes

The AcSB issued CICA Section 1506, Accounting Changes. The standard prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The standard requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting policies and estimates and correction of errors made in fiscal years beginning on or after January 1, 2007.

The impact of Section 1506 cannot be determined until such time as the Company makes a change in accounting policy.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this  MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators.  That evaluation was updated in connection with the preparation of the Restated Financial Statements.  During the year ended December 31, 2005 the Company had concluded there was no incremental cost in connection with options re-priced during the year.  During the year ended December 31, 2006, the Company determined that these options were incorrectly re-valued, including options re-priced subject to the approval of disinterested shareholders for which approval was not received until 2006.  For the year ended December 31, 2005 the Company prepared a calculations of the re-valuation of options occurring on September 15, 2005, which was provided to the previous auditors who audited the conclusion, as reported in the December 31, 2005 financial statements stating “A revaluation of options granted, not yet exercised, and which are subject to this amendment, has been performed.”  Based on the updated evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation were disclosed.  In view of the restatement of the Financial Statements described above, the CEO and the CFO have concluded that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005 and 2006.

The Company has disclosed, in detail, all the changes it has made to disclosure and internal controls in the following section, internal controls over financial reporting.

The Company has also retained new auditors with a view to engaging a chartered accounting firm with the extensive depth and experience in financial reporting matters in Canada and the United States which management believes is necessary to reflect the Company’s growth and development.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During an internal review of the financial statements and the procedures involved in the preparation of the quarter ender September 30, 2006, the Company discovered an error in the accrual of exploration expenses for the second quarter ended June 30, 2006. In the previously released financial statements the Company had incorrectly accrued $2,245,505 in exploration expenses. There were also incorrect allocations between expense categories. In addition, 986,993 warrants that were granted to agents with respect to private placements had not been recorded as share issue expense. Warrants granted as agent fees require a fair value calculation (Black-Scholes) that is recorded as share capital and convertible securities issuance costs. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2006, the Company concluded that the time period used to calculate the volatility assumption and the expected life required adjustment.

As at June 30, 2006 the earnings impact of these adjustments was to decrease the reported deficit by $2,100,458. This adjustment represents 4% of the reported shareholders equity of almost $53 million. Amended consolidated financial statements for the six months ended June 30, 2006 and the Company’s management discussion and analysis for that period have been filed on SEDAR at www.sedar.com, as well as on the Company’s website at www.bajamining.com.

In the previously released audited December 31, 2005 financial statements, the Company had concluded there was no incremental cost in connection with options re-priced during the year.  During the year ended December 31, 2006, the Company determined that these options were incorrectly re-valued, including options re-priced subject to the approval of disinterested shareholders for which approval was not received until 2006.  The effect of the restatement for the year ended December 31, 2005 is to increase stock-based compensation allocated to exploration expenses by $80,000 and to increase stock-based compensation allocated to general and administrative expenses by $320,000 with a corresponding $400,000 credit to contributed surplus.  The remaining cost of the re-priced options approved in 2006 was recognized as a stock-based compensation cost in 2006.  As at December 31, 2005 the earnings impact of this adjustment was to increase the reported deficit by $400,000, an adjustment of 1% of the reported shareholders equity of almost $44 million.

During 2006 the Company realized that with the increasing complexity of our business, the required restatement of the June 30, 2006 quarterly financial statements, the restatement of the audited December 31, 2005 financial statements, the drive towards completion of the DFS, the requirement to obtain construction financing and the more demanding filing requirements of the TSX and the US regulatory markets, additional finance skills and personnel were needed.  The Company took the following action:

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hired a new controller for Baja Mining on November 1, 2006;

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hired an experienced accounting firm to prepare the books and records of its Mexican subsidiary;

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hired additional accounting staff in the Mexican administration office;

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hired additional treasury and administration staff in the Vancouver office;

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Mandated the new controller to design and document new internal controls;

As a result of a broad review of internal controls over financial reporting that was undertaken to determine if any material weaknesses existed, the Company made significant changes to its internal controls over financial reporting systems in both its Vancouver and Mexican operations.

The Company determined a material weakness over cash existed and we improved cash management and controls in the Mexico subsidiary by the removal of unlimited internet banking, increased involvement of the controller in review and approval of cash disbursements, dual signatures requirements on all wire and cheque payments, removal of cash prepayments for site expenses and setting up site vendor and payroll accounts for payment through authorized wire transfer.

The Company determined a material weakness existed in the completeness of reporting from the Mexican subsidiary and utilized the increased staff and outsourced accounting firm in Mexico to improve cut-off procedures and improve the quality, accuracy and timeliness of the information reported for monthly, quarterly and annual reporting.  This increased staff allowed further segregation of duties between authorization authority and reporting duties.  The Company also changed the reporting structure enabling outstanding issues to be resolved through direct lines of communication between the controller and the accounting staff.

Further, beginning with the first quarter of 2007 systematic internal review procedures have been implemented to identify any weaknesses and provide further improvements in internal controls over financial reporting between Mexico and Vancouver.

The key issue in the Vancouver office was increased reporting and disclosure knowledge which was addressed through the hiring of a new controller.  Secondary was increased segregation of duties.  This was addressed with the added management over site on invoice and disbursement approval.  The additional personnel added have also enabled segregation between the treasury issuance and treasury recording.  The controller and the corporate secretary have also implemented regular meetings to ensure each is kept updated on material matters.

The internal controls over financial reporting were designed to ensure testing and reliance could be achieved. Significant documentation and changes as outlined above have occurred. With the new system implemented management is confident that material weakness related to cash, reporting weaknesses and segregation of duties issues can be mitigated. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting, however, there can be no assurance that this risk can be reduced to less than a remote likelihood of material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market price for copper and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals.  As the Company is not currently in production, no sensitivity analysis for price change has been provided or carried out.

Outlook

Baja Mining Corp. advises that with the approval of its Environmental Impact Manifest on December 8, 2006 by Mexican Environmental authorities and completion of the in-fill drill program for resource definition for the DFS it is now in a position to fast-track project development to achieve production in early 2009.

The Company has elected to proceed with construction financing and off-take arrangements prior to issuance of the Definitive Feasibility Study.  The Updated PEA has been utilized to support an Offering Document, currently being completed by Endeavour Financial International Limited, to be issued (on behalf of the Company) and to solicit firm commitments for primary (first mortgage) bank construction financing; with the draw down of funds being subject to delivery of the DFS (and there being no adverse material change between the PEA and the DFS) and registration of appropriate security documents. In addition the Company has commenced discussions with potential off-take parties; including discussion of possible subordinate debt financing to minimize or possibly eliminate any equity financing requirement.

Caution on Forward-Looking Information

This report contains certain “forward-looking statements”. Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.